Exhibit 8

Media General, Inc.

333 East Franklin Street

Richmond, Virginia 23219

June 5, 2013

BH Finance LLC

3555 Farnam Street

Omaha, NE 68131

Re:	Merger Transaction

Ladies and Gentlemen:

Reference is made to the Credit Agreement dated as of May 17, 2012, among Media General, Inc., a Virginia corporation (the “Borrower”), BH Finance LLC, a Nebraska limited liability company, as Administrative Agent (in such capacity, the “Administrative Agent”) and as a Lender, and the other Lenders party thereto (the “Credit Agreement”). Unless specifically defined herein, capitalized terms used in this letter agreement, including Exhibit A and Exhibit B attached hereto, shall have the meanings ascribed to such terms in the Credit Agreement.

Simultaneously with the execution and delivery of this letter agreement, the Borrower is entering into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) among the Borrower, General Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of the Borrower (“Merger Sub 1”), General Merger Sub 2, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Borrower (“Merger Sub 2”), General Merger Sub 3, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Borrower (“Merger Sub 3”), and New Young Broadcasting Holding Co., Inc, a Delaware corporation (“Phoenix”). Pursuant to the Merger Agreement, (i) the Borrower will reclassify each outstanding share of Class A Common Stock and of Class B Common Stock of the Borrower into one newly created class of voting common stock or newly created class of non-voting common stock of the Borrower, in each case by means of a merger of Merger Sub 1 with and into the Borrower, with the Borrower being the surviving company (the “Reclassification Merger”), (ii) immediately following the consummation of the Reclassification Merger, the Borrower and Phoenix will effect a strategic business combination by means of a merger of Merger Sub 2 with and into Phoenix, with Phoenix being the surviving company, with each outstanding share of Class A Common Stock and each outstanding share of Class B-Non-Voting Common Stock of Phoenix to be converted into the right to receive a number of shares of the voting common stock or non-voting common stock of the Borrower (the “Combination Merger”) and (iii) immediately following the Combination Merger, Phoenix will merge with and into Merger Sub 3, with Merger Sub 3 being the surviving company and continuing as a wholly owned subsidiary of the Borrower (the “Conversion Merger”; collectively with the Reclassification Merger and the Combination Merger, the “Contemplated Transaction”), all upon the terms and conditions set forth in the Merger Agreement. As a result of the Contemplated

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Transaction, Phoenix and its subsidiaries will become wholly owned subsidiaries of the Borrower, which will remain a public company, with voting and non-voting common stock and with approximately 67.5% of its common stock owned by the shareholders and warrant holders of Phoenix as of immediately before the consummation of the Contemplated Transaction and approximately 32.5% of its common stock owned by the shareholders of the Borrower as of immediately before the consummation of the Contemplated Transaction.

As an alternative to the Contemplated Transaction, the business combination of the Borrower and Phoenix may be restructured, and in such case (i) the restructured business combination will result in the same relative economic ownership in the combined company as provided by the Contemplated Transaction, (ii) a holding company will be created that will acquire 100% of the outstanding shares of capital stock of Phoenix and (iii) a wholly owned subsidiary of such holding company will merge with and into the Borrower (the “Alternative Transaction”). As used in this letter agreement, the “Merger Transaction” means the Contemplated Transaction or the Alternative Transaction, as consummated by the Borrower and Phoenix, and the date on which the Merger Transaction is consummated is referred to as the “Closing Date.”

The Merger Agreement also provides that the parties thereto will use commercially reasonable efforts to consummate, in connection with the Merger Transaction, a refinancing of the credit facilities provided under the Credit Agreement (although such a refinancing is not a condition to the closing of the Merger Transaction). Such a refinancing will result in the repayment in full of all of the Loans, the payment and satisfaction in full of all other Obligations and the termination of all Commitments under the Credit Agreement (the “Refinancing”).

The Borrower is hereby notifying the Administrative Agent and the Lenders of the Borrower’s execution and delivery of the Merger Agreement and requesting their consent to the consummation of the transactions to be consummated by the Borrower thereunder, in each case on the terms and conditions set forth in this letter agreement. The Borrower hereby represents and warrants to the Administrative Agent and each Lender that:

(A) The representations and warranties of the Borrower set forth in the Credit Agreement are true and correct in all respects as of the date hereof, both before and after giving effect to this letter agreement, except (i) to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, (ii) that the representations and warranties contained in Sections 5.05(a) and (b) of the Credit Agreement are deemed to refer to the most recent statements furnished pursuant to Section 6.01(a)(1), respectively, of the Credit Agreement and (iii) that the representations and warranties contained in Sections 5.08(b), (c), (d), (e) and (f) and Section 5.13 of the Credit Agreement are deemed to refer to the schedules referenced therein as updated according to the terms of the Credit Agreement; and

(B) No Default or Event of Default has occurred or is continuing, whether before or after giving effect to this letter agreement.

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By entering into this letter agreement, the Borrower, the Administrative Agent and the Lenders hereby agree, subject to the terms and conditions of this letter agreement (for the avoidance of doubt, the parties to this letter agreement acknowledge that the terms and conditions do not include the conditions set forth in Exhibit A to this letter agreement, except in relationship to clause (v) below), that (i) the Borrower’s execution and delivery of the Merger Agreement, in accordance with the terms and conditions set forth in this letter agreement, shall not constitute an Event of Default or a Default under the Credit Agreement, (ii) the Borrower may form Merger Sub 1, Merger Sub 2 and Merger Sub 3 solely for the purpose of effecting the Merger Transaction, (iii) the Borrower may invest nominal capital (not to exceed $10,000 in the aggregate) in each such newly formed Subsidiary in connection with their formation, (iv) so long as Merger Sub 1, Merger Sub 2 and Merger Sub 3 are inactive Subsidiaries, they and the Borrower need not provide guaranties or give security with respect to the Credit Agreement pursuant to Section 6.13 of the Credit Agreement or any of the Collateral Documents, and (v) if the Refinancing is not consummated on or before the Closing Date, then, subject to the satisfaction as of the Closing Date, or waiver in writing by the Administrative Agent and the Lenders (acting in their sole discretion), of all of the conditions precedent set forth on Exhibit A attached hereto, (1) the Credit Agreement will be amended to incorporate all of the terms and conditions set forth on Exhibit B attached hereto, and shall include such other terms, if any, as the Administrative Agent and the Borrower may reasonably agree are necessary so that the terms of the Loan Documents shall be in such a form that they do not restrict consummation of the Merger Transaction on the Closing Date, which terms and conditions will be set forth in a definitive amendment agreement in form customary for such amendments and reasonably satisfactory to the Borrower, the Administrative Agent and the Lenders, to be executed and delivered by the Borrower, the Administrative Agent and the Lenders not later than the Closing Date (the “Credit Agreement Amendment”), and (2) the consummation of the Merger Transaction, in accordance with the terms and conditions set forth in this letter agreement, shall not constitute an Event of Default or a Default under the Credit Agreement as amended by such Credit Agreement Amendment. The Borrower will advise the Administrative Agent not later than September 3, 2013 if the Borrower anticipates that the Refinancing will not occur on or before the Closing Date, and immediately thereafter the Borrower and the Administrative Agent will proceed in good faith and with commercially reasonable diligence to negotiate the definitive terms of the Credit Agreement Amendment so that it may be executed and delivered not later than the Closing Date.

If (i) the Merger Transaction is consummated, (ii) the Refinancing is not consummated on or before the Closing Date and (iii) the Credit Agreement Amendment does not become effective on or before the Closing Date because of the failure of a condition precedent set forth in Exhibit A to be satisfied or for any other reason, then the Administrative Agent and the Lenders agree that Phoenix and its Subsidiaries, as Subsidiaries of the Borrower following the Merger Transaction, shall not be required to guarantee any of the Obligations, grant Liens on any of their assets to secure the Obligations or otherwise comply with the requirements of Section 6.13 of the Credit Agreement; provided, however, that the Phoenix Debt Agreements (as defined in Exhibit B hereto) do not require the Borrower or the Restricted Subsidiaries (as defined in Exhibit B hereto) to guarantee any indebtedness or other obligations thereunder or to grant any Liens on any assets of the Borrower and the Restricted Subsidiaries to secure such indebtedness or other obligations thereunder.

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Without limitation on the provisions of Section 10.04 of the Credit Agreement, for the avoidance of doubt, the Borrower hereby acknowledges and agrees that the execution and delivery by the Administrative Agent and the Lenders of this letter agreement, and of any Credit Agreement Amendment, are covered by the Borrower’s indemnification obligations under Section 10.04(b) of the Credit Agreement. The Administrative Agent and each Lender agree that it shall not make any assignment of its rights and obligations under the Credit Agreement prior to the closing of the Merger Transaction unless its rights and obligations under this letter agreement are expressly assigned and assumed in connection therewith. The Borrower agrees to execute and deliver, and to cause its Subsidiaries to execute and deliver, such further agreements, documents, instruments and certificates in form and substance reasonably satisfactory to the Borrower as the Administrative Agent reasonably shall deem necessary or appropriate to carry out the purposes of this letter agreement. This letter agreement shall continue in effect notwithstanding any amendments to the Merger Agreement, provided that such amendments do not adversely affect the rights or interests of the Administrative Agent or the Lenders. In the event of an amendment to the Merger Agreement permitted by the immediately preceding sentence, the term Merger Agreement in this letter agreement shall refer to the Merger Agreement as so amended. Unless and until the Refinancing has been consummated, the Borrower shall not enter into or agree to any amendment or modification of the Merger Agreement without the prior written consent of the Administrative Agent unless such amendment or modification does not adversely affect the rights or interests of the Administrative Agent or the Lenders. Nothing contained herein shall affect the rights, as shareholders, of any affiliates of the Administrative Agent or the Lenders that are shareholders of the Borrower. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York. This letter agreement may be signed in any number of counterparts, each of which shall be an original and all of which taken together shall constitute a single integrated agreement.

[SIGNATURES ON THE FOLLOWING PAGES]

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Very truly yours,

The Borrower:

MEDIA GENERAL, INC.

By:	/s/ James F. Woodward
Name: James F. Woodward
Title: Vice President, Finance and Chief Financial Officer

ACKNOWLEDGED AND AGREED:

The Lenders:

BH FINANCE LLC

By:	/s/ Marc D. Hamburg
Name: Marc D. Hamburg
Title: President
Date: June 5, 2013

BERKSHIRE HATHAWAY ASSURANCE CORPORATION

By:	/s/ Dale Geistkemper
Name: Dale Geistkemper
Title: Treasurer & Controller
Date: June 3, 2013

BERKSHIRE HATHAWAY LIFE INSURANCE COMPANY OF NEBRASKA

By:	/s/ Dale Geistkemper
Name: Dale Geistkemper
Title: Treasurer & Controller
Date: June 3, 2013

GENERAL REINSURANCE CORPORATION

By:	/s/ William G. Gasdaska
Name: William G. Gasdaska
Title: Chief Financial Officer
Date: June 3, 2013

ACKNOWLEDGED AND AGREED:

The Administrative Agent:

BH FINANCE LLC

By:	/s/ Marc D. Hamburg
Name: Marc D. Hamburg
Title: President
Date: June 5, 2013

EXHIBIT A

Conditions Precedent

(a) Merger Transaction. The Merger Transaction shall have been consummated in accordance with the terms of the Merger Agreement, without any waiver by the Borrower or its Affiliates of any of their conditions to closing set forth therein that would adversely affect the rights or interests of the Administrative Agent or the Lenders.

(b) Credit Agreement Amendment. The Administrative Agent shall have received executed counterparts of the Credit Agreement Amendment duly executed by the Borrower and each Lender, sufficient in number for distribution to the Administrative Agent, each Lender and the Borrower.

(c) Acknowledgment by Guarantors. The Administrative Agent shall have received an acknowledgment, dated the Effective Date and executed by each Guarantor, acknowledging and agreeing to the provisions of the Credit Agreement Amendment, in form and substance reasonably satisfactory to the Administrative Agent.

(d) Other Loan Documents. The Administrative Agent shall have received executed counterparts of such amendments and confirmations of the Collateral Documents (except for the Mortgages, which the parties agree it shall not be necessary to amend) and the other Loan Documents as the Administrative Agent reasonably shall determine to be necessary or appropriate to reflect the Credit Agreement Amendment.

(e) Material Adverse Effect. An event shall not have occurred and be continuing that would have a “Material Adverse Effect on General” (as defined in, and interpreted in accordance with the choice of law provisions set forth in, the Merger Agreement as in effect of the date of this letter agreement).

(f) Authorizing Resolutions, Etc. The Administrative Agent shall have received such certificates of resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of each Loan Party as the Administrative Agent may require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with the Credit Agreement Amendment and all other agreements and other documents executed by the Loan Parties in connection with the Credit Agreement Amendment (collectively, with the Credit Agreement Amendment, the “Amendment Documents” and each, individually, an “Amendment Document”).

(g) Status of Borrower, Etc. The Administrative Agent shall have received such documents and certifications as the Administrative Agent may reasonably require to evidence that the Borrower and any other Loan Party that is a party to an Amendment Document is duly organized or formed, and that each of the Borrower and such other Loan Party is validly existing, in good standing in its jurisdiction of incorporation or organization, and duly qualified to engage in business in each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, except to the extent that failure to be so duly qualified could not reasonably be expected to have a Material Adverse Effect.

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(h) Amendment to Phoenix Debt Agreements. The Borrower and the Administrative Agent shall have received executed counterparts of amendments to the Phoenix Debt Agreements (as defined in Exhibit B hereto) in form and substance reasonably satisfactory to each of them to the extent necessary or appropriate to (i) permit the Merger Transaction, (ii) if such requirement exists, remove any requirement for or obligation of the Borrower or any of the Restricted Subsidiaries (as defined in Exhibit B hereto) to guarantee or provide security for the Phoenix Debt Agreements or otherwise become subject to, or subject any of their respective assets to, any of the provisions of the Phoenix Debt Agreements, and (iii) amend any other provisions of the Phoenix Debt Agreements that are inconsistent with the structure of the Merger Transaction or the provisions of the Credit Agreement as amended by the Credit Agreement Amendment.

(i) Payment of Fees and Expenses. The Borrower shall have paid to the Administrative Agent and the Lenders all fees, costs and expenses (including, without limitation, the fees and expenses of counsel) incurred by the Administrative Agent and the Lenders in connection with this letter agreement, the Credit Agreement Amendment, and the transactions contemplated hereby and thereby.

(j) Evidence of Compliance. The Borrower shall have delivered to the Administrative Agent evidence reasonably satisfactory to the Administrative Agent, including an opinion of counsel to the Company, that the Merger Agreement, the Merger Transaction and all documents and transactions entered into or consummated in connection therewith, including the Credit Agreement Amendment, shall have been entered into and consummated in accordance with the requirements and provisions of the Indenture Documentation and the Loan Documents, and that any necessary consents thereunder (other than those set forth in the Credit Agreement Amendment) have been received and are in full force and effect.

(k) Other Documents. The Administrative Agent shall have received such other agreements, documents, instruments and certificates as the Administrative Agent shall have reasonably required in connection with the Credit Agreement Amendment, the Loan Documents and the transactions contemplated thereby or by the Merger Agreement.

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EXHIBIT B

Amendments to Credit Agreement

A. Additional Defined Terms. In addition to the terms defined in this letter agreement and the terms defined in the Credit Agreement, the following terms shall have the respective meanings set forth below when used in this Exhibit B:

“Borrower’s Expenses” means (a) accounting and auditing costs and expenses incurred by the Borrower in the ordinary course of its business in connection with preparing financial reports and tax filings and other costs and expenses incurred in the ordinary course of its business, (b) customary fees and expenses payable to the SEC and other reasonable and customary costs and expenses payable in connection with the Borrower being a publicly traded company (including, without limitation, reasonable and customary fees and expenses required to be paid for professional and regulatory compliance), (c) reasonable and customary legal fees and expenses required for the corporate maintenance of the Borrower, (d) reasonable and customary director fees, (e) reasonable and customary costs and expenses payable for director and officer insurance, (f) transfer agent fees payable in connection with Capital Stock of the Borrower, and (g) franchise taxes and other fees payable to the jurisdiction of incorporation, organization or qualification of the Borrower incurred in the ordinary course of conducting its business; provided that in no event shall the Borrower’s Expenses include management fees, salaries, bonuses, debt service or dividends or other distributions in respect of the Capital Stock of the Borrower.

“Phoenix Agent” means Wells Fargo Bank, National Association, as administrative agent for the Phoenix Lenders.

“Phoenix Borrower” means Young Broadcasting, LLC, a Delaware limited liability company.

“Phoenix Companies” means Merger Sub 3, as the surviving company in the Conversion Merger, and its Subsidiaries, whether existing at the time of the Conversion Merger or later created or acquired.

“Phoenix Credit Agreement” means the Credit Agreement dated as of December 13, 2011 among Phoenix, the Phoenix Borrower, the Phoenix Guarantors, the Phoenix Lenders and the Phoenix Agent, as amended by a First Amendment to Credit Agreement and First Amendment to Collateral Agreement dated as of July 26, 2012, by a Second Amendment to Credit Agreement dated as of November 29, 2012 and, upon its becoming effective in accordance with the terms thereof, by a Third Amendment to Credit Agreement dated as of the date of the Merger Agreement.

“Phoenix Debt Agreements” means the obligations of Phoenix and its Subsidiaries with respect to the Phoenix Credit Agreement, the Phoenix Swap, the WXXA Guaranty and the WLAJ Guaranty.

“Phoenix Guarantors” means the Subsidiaries of Phoenix that are guarantors under the Phoenix Credit Agreement.

“Phoenix Lenders” means the lenders under the Phoenix Credit Agreement.

“Phoenix Swap” means the ISDA Master Agreement, dated as of March 9, 2012, between the Phoenix Borrower and Wells Fargo Bank, N.A, pursuant to which the Phoenix Borrower’s variable interest rate exposure for a portion of its debt under the Phoenix Credit Agreement has been hedged.

“Restricted Subsidiaries” means the Subsidiaries of the Borrower that are not Phoenix Companies.

“WLAJ Guaranty” means the Guaranty Agreement dated as of March 1, 2013 in favor of the Phoenix Agent, with respect to certain obligations of Shield Media Lansing LLC and WLAJ-TV LLC.

“WXXA Guaranty” means the Guaranty Agreement dated as of December 12, 2012 in favor of the Phoenix Agent, with respect to certain obligations of Shield Media LLC and WXXA-TV LLC.

The foregoing definitions and any other definitions set forth in this letter agreement will also be incorporated into the Credit Agreement Amendment as appropriate.

B. Amendments. Subject to the satisfaction as of the Closing Date, or waiver in writing by the Administrative Agent and the Lenders (acting in their sole discretion), of all of the conditions precedent set forth on Exhibit A attached hereto, the Credit Agreement will be amended as follows:

Consent to Merger Transaction:	The Administrative Agent and the Lenders will acknowledge their consent to the Merger Transaction and waive any default under the Credit Agreement arising solely on account of the “Change of Control” definition and its application to the Merger Transaction.

Modification of Existing Definitions:

Definitions of the following terms, which incorporate the terms “Subsidiary” or “Subsidiaries,” would be modified to replace such terms with “Restricted Subsidiary” or “Restricted Subsidiaries”, as applicable: Asset Sale, Cash Equivalents, Collateral, EBITDA, Interest Expense, Leverage Ratio, Loan Parties, Net Income, Permitted Asset Swap, Related Business Assets, Sale and Lease-Back Transaction, Secured Indebtedness, Similar Business.

Clause (2) of the definition of “Asset Sale” would be modified to replace the phrase “of any Subsidiary” with “of any Restricted Subsidiary or of Merger Sub 3”.

Clause (a) of the definition of “Material Adverse Effect” would be modified to insert “, or of the Borrower and its Restricted Subsidiaries taken as a whole,” between the first reference to “Borrower” and the word “or” on the second line thereof.

The definition of “Permitted Asset Swap” would also be modified to include the phrase “(other than any of the Phoenix Companies)” after the word “Person” in such definition.

Modification of Existing Covenants, Representations, Terms:

With respect to the Contemplated Transaction:

Section 2.04(b)(i)(D): The provision allowing the application of Net Cash Proceeds remaining from an Asset Sale to general corporate purposes of the Borrower and its Subsidiaries would be modified to refer to general corporate purpose of the Borrower and its Restricted Subsidiaries.

Section 2.12(ii): This provision would be modified to refer to the Borrower and its Restricted Subsidiaries rather than the Borrower and its Subsidiaries.

Section 4.02(a): Representations and warranties to be remade in connection with future Credit Extensions (whether under the Credit Agreement or any other Loan Documents) would be modified to exclude any representations and warranties that cannot be remade in respect of the Phoenix Companies solely as a result of (i) the indebtedness of the Phoenix Companies under or permitted by the Phoenix Debt Agreements; (ii) the liens on the assets of the Phoenix Companies arising under or permitted by the Phoenix Debt Agreements or (iii) the amendments to Sections 5.09(c), 5.11, 6.02(g) and 6.13 of the Credit Agreement described below.

Section 4.02(b): Clause (a) would be modified to insert “or of the Borrower and its Restricted Subsidiaries taken as a whole,” immediately after the first reference to “the Borrower,” on the third line of Section 4.02(b).

Section 5.09(c): The references to “Subsidiaries” would be changed to “Restricted Subsidiaries”.

Section 5.11: The last sentence would be modified to add the new tax allocation agreement (see Section 7.07, as amended).

Section 6.02(g): This reporting obligation would be modified to exclude reports relating to the Phoenix Companies or their assets. Note: Copies of reports delivered by the Phoenix Companies under the Phoenix Debt Agreements would be delivered to the Lenders under the Credit Agreement under Section 6.02 (d).

Section 6.13: This covenant would be modified to exempt the Phoenix Companies from the requirement to guarantee Obligations under the Loan Documents or to provide security for such Obligations or to take any other action that would have been required with respect to the Phoenix Companies by Section 6.13. The covenant also would be modified to provide that the Borrower will not grant a security interest in or pledge its limited liability company interests in Merger Sub 3 as the surviving company in the Conversion Merger.

Section 6.15: This covenant would be modified to allow the Phoenix Companies to continue to maintain their deposit and other accounts at the financial institutions at which they are maintained at the effective time of the Contemplated Transaction or at financial institutions at which the Loan Parties maintain their accounts.

Section 6.16: This covenant would be modified to make it expressly subject, with respect to the Phoenix Companies, to the exemptions permitted with respect to the Phoenix Companies in Section 6.13.

Section 6.18: This covenant would be modified to exempt

the Phoenix Companies from the requirement to provide environmental reports or appraisals to the Administrative Agent.

Section 7.01: This covenant would be modified to permit liens on the assets of the Phoenix Companies (including after acquired assets) only arising or permitted under the Phoenix Debt Agreements.

Section 7.03(b): This paragraph would be modified to include in its list of exemptions from the restrictions in Section 7.03(a) encumbrances or restrictions solely applying to the Phoenix Companies and their respective assets (including after-acquired assets) arising or permitted under the Phoenix Debt Agreements.

Section 7.04: This covenant would be modified to include in its list of permitted Indebtedness, (i) existing Indebtedness (including any unused revolver commitment) incurred under the Phoenix Debt Agreements as of the Closing Date but not any increases in the outstanding amount of such Indebtedness (other than (x) draws on any unused revolver commitment existing as of the Closing Date, (y) Incremental Loans (as defined in the Phoenix Credit Agreement) and (z) increases in the termination value of the Phoenix Swap) and (ii) the permitted Indebtedness of the Phoenix Companies provided in Section 9.1 of the Phoenix Credit Agreement. For the avoidance of doubt, permitted Indebtedness under Section 9.1 of the Phoenix Credit Agreement would not include an increase in permitted Indebtedness of the Phoenix Companies provided by an amendment to the Phoenix Credit Agreement unless the amendment is permitted under provisions hereof set forth below under “Other Terms.”

Section 7.05: This covenant would be modified to replace the terms “Subsidiary” or “Subsidiaries” contained therein with “Restricted Subsidiary” or “Restricted Subsidiaries”, as applicable.

Section 7.07. This covenant would be modified (i) to permit the Phoenix Companies to pay dividends or make other distributions to other Phoenix Companies on their Capital Stock (without regard to the default stopper in the lead-in paragraph of Section 7.07) and (ii) to require the Phoenix Companies to pay (x) that portion of any federal, state, local or foreign income taxes which are due and payable by the Borrower and its Subsidiaries as part of a consolidated, combined or similar group, that is attributable to the amount of income generated from operations of Phoenix and its Subsidiaries as determined pursuant to the terms of a customary tax allocation agreement to be entered into among the Borrower and its Subsidiaries in form and substance reasonably acceptable to the Administrative Agent and (y) up to $750,000 per annum of the Borrower’s Expenses.

Section 7.08: This covenant would be modified to permit guarantees by the Phoenix Companies solely with respect to the Phoenix Debt Agreements or that are permitted by the Phoenix Debt Agreements.

Section 7.10(b): The general exception, provided in Section 7.10(b)(1), to the requirements for arms-length transactions among Affiliates for transactions between or among the Borrower and its Subsidiaries would be modified to apply only to transactions between or among the Borrower and the Restricted Subsidiaries. The list of other exceptions provided in Section 7.10(b) would also be modified to provide (i) that the exception for transactions involving the provision of goods and services in the ordinary course in Section 7.10(b)(6) will apply in the case of transactions between the Borrower and the Restricted Subsidiaries, on the one hand, and the Phoenix Companies, on the other hand, provided that, for such purpose, “or” would be changed to “and” on the fifth line thereof, (ii) an exception for the payment of allocated portion(s) of the income tax obligations of the Borrower and its Subsidiaries and the Borrower’s Expenses as provided above in Section 7.07, as amended and (iii) an exception for transactions among the Phoenix Companies.

With respect to the Alternative Transaction:

Section 7.10(b): The list of exceptions to the requirements for arms-length transactions among Affiliates would be modified to provide (i) that the exception for transactions involving the provision of goods and services in the ordinary course in Section 7.10(b)(6) will apply in the case of transactions between the Borrower and the Restricted Subsidiaries, on the one hand, and the Phoenix Companies or the new holding company, on the other hand, provided that, for such purpose, “or” would be changed to “and” on the fifth line thereof and (ii) an exception for the payment to the new holding company of allocated portion(s) of the income tax obligations of the Borrower and its Restricted Subsidiaries and a reasonable allocation of the new holding company’s expenses in the categories described in the definition of Borrower’s Expenses.

Additional Covenants:	A covenant would be added that would restrict Investments or any other payments (other than payments pursuant to transactions permitted under Section 7.10, as amended) by the Borrower or any of the Restricted Subsidiaries in or to any of the Phoenix Companies without the Administrative Agent’s consent.

Other Loan Documents:	To the extent applicable, the Security Agreements and other Collateral Documents will be modified so as to exclude the equity interests in the Phoenix Companies from the Collateral.

Other Terms:

Modifications to correct the following typographical errors: Section 6.05 contains a reference to Section 7.06 that should be a reference to Section 7.05; Section 7.10(b)(6) refers to “this Indenture” instead of “this Agreement”; the last exception in the definition of Asset Sale (identified as clause (l)) should be a separate paragraph identified as clause (j).

The Credit Agreement Amendment would also expressly permit amendments from time to time of the Phoenix Debt Agreements and the substitution in provisions of the Credit Agreement Amendment that refer to the Phoenix Debt Agreements of references to such Phoenix Debt Agreements, as amended, subject to the limitations that (x) the maximum principal amount of Indebtedness that the Phoenix Debt Agreements, as amended, permit the Phoenix Companies to incur will not exceed an amount equal to the sum of (i) the current debt outstanding thereunder, (ii) the unused revolving loan commitment under the Phoenix Credit Agreement as currently in effect, (iii) the maximum amount of the Incremental Loans currently available under the Phoenix Credit Agreement, and (iv) the additional Indebtedness permitted under the exceptions in Section 9.1 of the Phoenix Credit Agreement as currently in effect and (y) any such amendment shall not require or result in financial or other support of the Borrower or its Restricted Subsidiaries, as determined at the time of such amendment, with respect to any obligation of the Phoenix Companies under the Phoenix Debt Agreements or otherwise.

Releases/Waivers Indemnification:	The Credit Agreement Amendment shall contain such releases, waivers and indemnity provisions consistent with previous provisions agreed to by the parties as required by the Administrative Agent.

C. Other Changes. The Credit Agreement Amendment shall contain such other revisions to the Credit Agreement, mutually agreed by the Borrower and the Administrative Agent, as they determine to be necessary or appropriate for the Credit Agreement to reflect the structure of the Borrower and its Subsidiaries, and the continued applicability of the Phoenix Debt Agreements, as amended, to Phoenix and its Subsidiaries, after the consummation of the Merger Transaction. Except as expressly set forth above, the Credit Agreement will not be amended or modified in any manner, and shall remain in full force and effect. Without limiting the generality of the foregoing, the Maturity Date, the Collateral and the Guarantors will not change.

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